PA Dealing Policy and Code of Ethics September 2014

Personal Account Dealing

Cube Capital LLP is required by the rules of the Financial Services Authority (in the United Kingdom) (“FSA”) and the Securities and Exchange Commission in the United States of America (“SEC”) to regulate its employees’ personal dealings in investments (“PA Dealings”) and the securities accounts used by them for PA Dealing (“Accounts”).

Procedures for PA Dealing

The following procedures which combine the FSA’s and SEC’s requirements with Cube’s internal procedures, must be followed to the letter and apply to all members of staff without exception. Any breach may result in disciplinary action which, in severe cases, may be grounds for summary dismissal.

Except as stated below in “Exceptions”, the prior consent of the Compliance Officer or Chief Executive of your office is required for ALL PA Dealings.

A PA Dealing is any transaction in a designated investment1 by:

•	you; or

•	a person with whom you have close links (see note 2 below); or

•	a transaction in which you are otherwise interested.

A designated investment is widely defined and includes:

•	All debt and equity securities (shares, debentures etc);

•	Options (including commodity options) and warrants;

•	Government and public securities;

•	Futures (including commodity futures and rolling spot forex contracts);

•	Contracts for differences

If you are in any doubt as to whether a security is a designated investment, you should consult with your office’s Compliance Officer before entering into the transaction.

Subject to the “Exemptions” below, all personal account transactions require advance approval using the PA Dealing Notification Form (see Appendix 1). The Form must be signed by you and the Compliance Officer or Chief Executive approving the transaction.

1   For the purposes of this PA Dealing Policy, the definition of “designated investment” is the same as a “reportable security” for SEC purposes..
2   A person have “close links” for these purposes if they are your spouse or civil partner, a dependent child or stepchild, any other relative who has shared the same household for at least one year on the date of the transaction concerned. You will also have “close links” if you control or have investment discretion over a partnership or company or control 20% or more of the voting rights in a company with another person, or if any other person whose relationship with a supervised person means that the supervised person has a direct or indirect interest in the outcome of the trade (other than execution fees or commission);

As a general rule, for investments held by Cube’s funds, permission will not be given, other than for government debt that a fund may invest in, except in the case of a liquidation of holdings acquired prior to the commencement of employment. Also, in general terms, Cube will permit PA Dealing which is low turnover and long-term in nature and which does not distract individuals from their employment.

Exempt Transactions

Advance approval of a personal account transaction is not required in the case of transactions in:

•	collective investments such as unit trusts, pooled pension plans or other investments where the employee has no discretion over the investments made;

•	direct obligations of the government of the United States, such as U.S. Treasury bonds;

•	rolling spot forex contracts or commodity futures or ETFs (exchange traded funds) providing that:

✓	The aggregate price paid per day in any one transaction or series of related transactions is less than US$50,000 (or the or GBP equivalent); and

✓	The transaction is not contrary to the actual or proposed strategy in such investments applied by any fund in which you are advising or managing; and

✓	There is no other actual or perceived conflict of interest between you and the Firm relating to the transaction; and

✓	There is no inside information or market abuse relating to the transaction; and

✓	You provide to the Compliance Officer promptly following the transaction of the broker trade confirmation or account statement of all such transactions in accordance with the paragraph below.

Note that you will still need to report trades and holdings in the above investments.

Prohibited Purchases and Sales of Securities

You are prohibited from making any PA Dealing that:

•	may constitute market abuse (see further below);

•	employs any device, scheme or artifice to defraud;

•	involves the misuse or improper disclosure of confidential information;

•	makes any untrue statement of a material fact or omits to state a material fact;

•	engages in any act, practice or course of business which would operate as a fraud or deceit;

•	conflicts, or is likely to conflict, with an obligation of the Firm to its Clients or their managed funds; or

•	trades ahead of or is in conflict with investment recommendations.

Market Abuse

You should also be aware of certain “market conduct” rules. These rules are designed to prevent certain kinds of conduct referred to as “market abuse”. In broad terms, market abuse can lead to civil and/or criminal penalties and will include:

•
Insider dealing. Market abuse insider dealing will occur if you deal on the basis of insider information with a view to making a profit, or if you tell a friend about (say) a takeover offer received by a company and the friend buys shares in the company based on an expectation that the price will increase when the offer is announced;

•	“Tipping off”. This will occur if you tell a friend that a company is planning to take over a major competitor;

•
Misuse of information. This is in appropriate behaviour not falling within the insider dealing or “tipping off” offences, but which is based on non-public information which is likely to be regarded as relevant to any decision whether or not to deal in investments.

•
Manipulating transactions. This is where transactions or orders to trade are made (otherwise than for legitimate reasons and in conformity with accepted market practices) which: give, or are likely to give, a false or misleading impression as to the supply of, or demand for, or as to the price of, one or more qualifying investments; or secure the price of one or more such investments at an abnormal or artificial level. An example of a manipulating transaction would be where a trader buys a large volume of commodity futures just before the close of trading with the purpose of positioning the price at a false or misleading level so as to make a profit from his derivatives position.

•
Manipulating devices. This consists of effecting transactions or orders to trade which employ fictitious devices or any other form of deception or contrivance. An example of manipulating devices would be where a person takes a long position in a qualifying investment and then disseminates misleading positive information about the investment so as to increase its price (this is known as "pump and dump").

•
Dissemination. This consists of the dissemination of information by any means which gives, or is likely to give, a false or misleading impression as to a qualifying investment by a person who knew or could reasonably be expected to have known that the information was false or misleading. An example of dissemination would be where a person posts information in a chat room which he knows to be false or misleading.

•
Misleading behaviour or market distortion. This occurs where the behaviour  (not falling within manipulating transactions, manipulating devices or dissemination) is either: likely to give a regular user of the market a false or misleading impression as to the supply of, demand for or price or value of, qualifying investments; or would be, or would be likely to be, regarded by a regular user of the market as behaviour that would distort, or would be likely to distort, the market in such an investment, and the behaviour is likely to be regarded by a regular user of the market as a failure on the part of the person concerned to observe the standard of behaviour reasonably expected of a person in his position in relation to the market.

Note that there is also a secondary offence of requiring or encouraging market abuse (i.e. any of the above behaviour). This will include taking, or refraining from taking, action which requires or encourages another person to engage in behaviour which would be market abuse if the encourager had carried out the behaviour

Although “market abuse” was originally a UK concept, its scope is not limited to conduct within the UK. Even if the market abuse occurred (say) on an Asian market, the offence may have occurred if investments relating to the relevant company are also traded on a EEA market. In any event, Cube regards any kind of “behaviour” which falls within the scope of market abuse (notwithstanding where the behaviour takes place) should be prohibited and will monitor market abuse as part of its PA Dealing and Compliance Procedures.

Pre-Approval of PA Dealings

Unless the PA Dealing relates to an exempt security (in which case only notification is required) the Compliance Officer3 must pre-approve in writing any PA Dealing. To obtain approval, you should complete and submit Annex A to the Compliance Officer.

An approval to enter into a transaction will be valid for 1 week after which it will lapse and a further request should be made for approval.

You must also supply a copy of the trade confirmation once the approved PA Dealing has taken place.

Approval may be granted in relation to a single PA Dealing, or the commencement of successive PA Dealings, that are carried out by the same individual, provided that the instructions remain unchanged. If the instructions for successive PA Dealings are changed a new approval will be required.

In the event that you are precluded from entering into a transaction for your own account you must not (except in the proper course of fulfilling your responsibilities to the Firm):

•	advise or procure any other person to enter into such a transaction; or

•
disclose or otherwise communicate any information or opinion to another individual if you know or ought to know, that the individual will, as a result, enter into such a transaction, or advise or procure another individual to do so.

3 In the event that the Compliance Officer wishes to trade on his or her personal account, or is unavailable to approve requests, another Partner of the Firm shall be responsible for approving the request.

Confirmation will be obtained by the Compliance Officer from any outsourced investment service provider that maintains a record of PA Dealing transactions that the Firm may receive prompt information with regard to such procedures upon request.

Initial and Annual Reports

A complete report of your designated investments is required at the time you join the Firm and at least once a year thereafter. The holdings reports (refer to Annex B) must be completed with all requested information as at a date not more than 45 days prior to you joining the Firm (initial report) and then within 45 days of each calendar year end.

Where you open a new account or moves an existing account to a different broker, you must also notify the Compliance Officer by completing Annex C.

Quarterly Reports

In addition, you are required to submit quarterly reports, in the form set out in Annex D, of all PA Dealings. This report must either:

•	be fully completed with all requested information concerning the PA Dealings over the relevant period; or

•	confirm that no PA Dealing has taken place over the relevant period,

and is due no later than 30 days after the close of the calendar quarter. All such required reports must be submitted to the Compliance Officer or designee.

Review and Enforcement

The Compliance Officer shall maintain all pre-approval requests and subsequent approvals or prohibitions and review all reported PA Dealing transactions to determine whether a violation of this Policy may have occurred. This includes testing for:

•	late submission of initial, quarterly or annual reports;

•	incomplete initial quarterly or annual reports;

•	trades conducted in violation of this Policy, such as pre-clearance.

Before making any determination that a violation has been committed by an access person, the Compliance Officer shall give such person an opportunity to supply additional explanatory material.

In addition, the Compliance Officer will make arrangements for the review of PA Dealings and transaction reports on a monthly basis, including a:

•	comparison of PA Dealing to any restricted lists; and

•
assessment as to whether you are trading for your own account in the same securities you are trading for Clients, and if so whether the Clients are receiving terms as favourable as the you take for yourself; and

•
periodically analysing your trading for patterns that may indicate abuse, including market timing; investigation of any substantial disparities between the quality of performance you achieve for your own account and that you achieve for Clients; and

•
investigation of any substantial disparities between the percentage of trades that are profitable when you trade for your own account and the percentage that are profitable when you place trades for Clients.

If the Compliance Officer determines that a violation of these procedures may have occurred, he or she shall submit a written determination, together with the confidential monthly report and any additional explanatory material provided by the Employee to senior management, who will determine the appropriate action in conjunction with legal counsel. If necessary, the Firm shall impose upon the individual such sanctions as deemed appropriate under the circumstances, such as cancellation of a trade, disgorging profit, selling positions at a loss, internal reprimand, fines, suspension of duties, and termination.

Report to Clients

The Compliance Officer shall submit, at least annually, a written report to the Directors of the Cube Funds which shall include any breaches of this Code of Ethics by any member of personnel. The report shall also include any updates to the Code of Ethics.

ANNEX A

PA DEALING APPROVAL FORM

Name of Employee:

Date of Submission:

I  hereby  request  consent  to  the  following  transaction(s)  to  be  effected  in  an  account  which  I beneficially own/control:

Indicate Buy; Short; Sell* or Other	Symbol of Security	Number of Shares/Units	Description of Security

* If sale, provide initial purchase date:

Name and Address of Financial Institution Effecting Transaction:

I confirm that I am not in possession of any information from within Cube, or elsewhere, that creates any conflict of interest or which will result in insider dealing or another breach of the law or any regulation. To the best of my knowledge, the foregoing transaction complies with the PA Dealing and Code of Ethics Policy and the Compliance Manual.

Signature:

Do Not Write Below This Line

The foregoing transaction is hereby:

❑	Approved

❑	Not Approved

By:                                      Date:

  Compliance Officer                             Valid
                                     Until:

ANNEX B

INITIAL AND ANNUAL HOLDINGS REPORT

Type of Report (check one)

❑	Initial Holdings Report

❑	Annual Holdings Report

Please complete this form by reporting your security holdings and brokerage accounts in which you have a direct or indirect beneficial ownership. This form must be current as of date not more than 45 days prior to the day the report is submitted. Please complete and submit this form to the Compliance Officer no later than ten (10) business days after commencing employment with the Firm.

You must include (i) brokerage accounts in your name, and those of your family members (if you exercise any investment discretion over such accounts), (ii) all brokerage accounts in which you have a beneficial or fiduciary interest, and (iii) all other brokerage accounts over which you exercise any investment discretion.

I.	Securities Accounts

Name of Broker/ Dealer or Bank	Account Title	Account Number

II.	Security Holdings

Title of Security	Type of Security	Ticker/ CUSIP	No. of Shares	Principal Amt

❑	I acknowledge that the securities reported are current as of date and the information is accurate, to my knowledge.

❑	I have no security holdings to report.

Employee Signature	Print Name	Date

ANNEX C

PERSONAL ACCOUNTS

Name of Employee:

Date of Submission:

Relationship # 1
Broker:

Address:

Contact Name:

Contact Phone and Fax:

Account Name:

Account Number:

Type of Account:

Relationship # 2
Broker:

Address:

Contact Name:

Contact Phone and Fax:

Account Name:

Account Number:

Type of Account:

Relationship # 3
Broker:

Address:

Contact Name:

Contact Phone and Fax:

Account Name:

Account Number:

Type of Account:

ANNEX D

QUARTERLY TRANSACTION REPORT

Name of Employee:

Date of Submission:

I.             Transactions

Trade Date and Transaction Type	Transaction Price and Number of Shares	Name of Security	Ticker or CUSIP	Interest Rate and Maturity Date	Principal Amount	Broker/ Institution

I hereby certify that the information contained in this report is accurate and that listed above (if any) are all transactions for the quarter ended                                of securities with respect to which I have beneficial ownership.

By:
Name:
Date: